UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☒           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

EMS TECHNOLOGIES, INC.
(Name of Registrant as Specified in Its Charter)

MMI INVESTMENTS, L.P. MMI PLUS, L.P. MCM CAPITAL MANAGEMENT, LLC CLAY B. LIFFLANDER JEROME J. LANDE THEODORE E. MARTIN SAMME L. THOMPSON CARROLL R. WETZEL, JR.
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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EXPLANATORY NOTE

All information left blank in this proxy statement will be filled in prior to mailing after the Company has filed its revised proxy statement.

MMI INVESTMENTS, L.P.

__________, 2011

Dear Fellow Shareholder:

MMI Investments, L.P. (“MMI Investments”) and the other participants in this solicitation (collectively, the “MMI Group” or “we”) are the beneficial owners of an aggregate of 1,184,700 shares of common stock of EMS Technologies, Inc. (the “Company”), representing approximately 7.7% of the outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy Statement, we believe that the Board of Directors of the Company is not acting in the best interests of its shareholders.  We are therefore seeking your support at the annual meeting of shareholders (the “Annual Meeting”) scheduled to be held at __:00 a.m. local Atlanta time on June 30, 2011, at the Company’s headquarters at 660 Engineering Drive, Norcross, Georgia 30092, for the following:

1.	To elect the MMI Group’s slate of four director nominees to the Company’s Board of Directors in opposition to certain of the Company’s incumbent directors;

2.	To conduct an advisory vote on executive compensation, often referred to as a “say on pay”;

3.	To conduct an advisory vote on the frequency of future advisory votes on compensation, often referred to as a “say when on pay”;

4.	To ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2011; and

5.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) thereof.

We are soliciting proxies to elect not only our four director nominees, but also the candidates who have been nominated by the Company other than Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard.  This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

We are not seeking control of the Board of Directors.  If elected, our nominees will represent a minority of the members of the Board of Directors and therefore it is not guaranteed that they will have the ability to enhance shareholder value.  We hope that this election contest will result in Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard NOT being re-elected to the Board of Directors and send a strong message to the remaining incumbent directors that shareholders are not satisfied with the Company’s operating performance and management.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about __________, 2011.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

Jerome J. Lande
MMI Investments, L.P.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the MMI Group’s proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers or email listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

2011 ANNUAL MEETING OF SHAREHOLDERS
OF
EMS TECHNOLOGIES, INC.
_________________________

PROXY STATEMENT
OF
MMI INVESTMENTS, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), MMI Plus, L.P., a Delaware limited partnership (“MMI Plus”), MCM Capital Management, LLC, a Delaware limited liability company (“MCM”), Clay B. Lifflander, Jerome J. Lande, Theodore E. Martin, Samme L. Thompson and Carroll R. Wetzel, Jr. (collectively, the “MMI Group” or “we”) are significant shareholders of EMS Technologies, Inc., a Georgia corporation (the “Company”).  The members of the MMI Group are participants in this solicitation.  The MMI Group believes that the Board of Directors of the Company (the “Board”) is not acting in the best interests of its shareholders.  We are writing to seek your support for the election of our four director nominees to the Board at the annual meeting of shareholders scheduled to be held at __:00 a.m. local Atlanta time on June 30, 2011, at the Company’s headquarters at 660 Engineering Drive, Norcross, Georgia 30092 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect the MMI Group’s director nominees, Jerome J. Lande, Theodore E. Martin, Samme L. Thompson and Carroll R. Wetzel, Jr. (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company, in opposition to the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To conduct an advisory vote on executive compensation, often referred to as a “say on pay” (the “Say on Pay Proposal”);

3.	To conduct an advisory vote on the frequency of future advisory votes on compensation, often referred to as a “say when on pay” (the “Say When on Pay Proposal”);

4.	To ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2011; and

5.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) thereof.

This Proxy Statement is soliciting proxies to elect not only our four Nominees, but also the candidates who have been nominated by the Company other than Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard.  This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of ten nominees in total.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as June 1, 2011 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 660 Engineering Drive, Norcross, Georgia 30092.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were _______________ shares of Common Stock, $0.10 par value (the “Shares”), outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, the MMI Group owned an aggregate of 1,184,700 Shares, which represents approximately 7.7% of the Shares outstanding.  We intend to vote such Shares FOR the election of the Nominees, in a manner consistent with the recommendation of Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, with respect to the Say on Pay Proposal, for future advisory votes on executive compensation to be held every ONE year with respect to the Say When on Pay Proposal and FOR the ratification of the selection of KPMG LLP, as described herein.

THIS SOLICITATION IS BEING MADE BY THE MMI GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
www.viewourmaterial.com/MMI-EMS

IMPORTANT

Your vote is important, no matter how many Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees.  Even if you previously voted in connection with the Annual Meeting originally scheduled for May 12, 2011, we encourage you to vote again FOR the election of our Nominees as follows:

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the MMI Group in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our four independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

BACKGROUND TO SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	Members of the MMI Group made their respective initial investments in Shares of the Company as follows:

▪	MMI Investments made its initial investment on March 9, 2010.

▪	MMI Plus made its initial investment on December 6, 2010.

•
On March 30, 2010, representatives of MMI Investments held a conference call with the Company’s CFO, Gary Shell.  The purpose of the call was to discuss the fundamentals of the industry and the Company’s business plans.

•
On June 29, 2010, representatives of MMI Investments met with the Company’s CEO, Neil MacKay, and Gary Shell.  The purpose of the meeting was to discuss the Company’s business plans and its long-term strategy.

•
On July 16, 2010, MMI Investments filed a Schedule 13D with the Securities and Exchange Commission (“SEC”) disclosing ownership in excess of 5% of the outstanding Shares.  The latest amendment to the Schedule 13D, filed on February 3, 2011, reports aggregate ownership by the members of the MMI Group of 1,184,700 Shares, currently approximately 7.7% of the outstanding Shares.

•
Between August 5, 2010 and September 26, 2010, representatives of MMI Investments attempted to schedule a meeting with Chairman John Mowell, who at the time was also the Executive Director of the Company, to discuss the Board’s and the senior executives’ perspectives on the Company’s strategy.  MMI Investments was unable to get Chairman Mowell to schedule a meeting.

•
On September 27, 2010, MMI Investments delivered a public letter to the Board.  The letter outlined MMI Investments’ belief that the Company’s strategy and structure is overly-complex and disjointed and its frustration with the Company’s valuation multiple and stock price performance.  MMI Investments urged the Board to form a special committee of independent directors to pursue all strategic alternatives, including the potential sale of the Company, in whole or in parts, to maximize value for all shareholders.

•
On September 30, 2010, the Company issued a press release acknowledging receipt of MMI Investments’ letter of September 27 and stating “[t]he Board of Directors values open dialogue and input from all our shareholders and we intend to thoughtfully consider the matters raised by MMI.”

•	On November 2, 2010, MMI Investments delivered a public letter to the Board. The letter discussed various concerns with the Company including the following:

▪
MMI Investments questioned whether the Board and management failed to actively pursue numerous inquiries from qualified strategic acquirers and financial sponsors made over several years regarding the potential sale of the Company or its subsidiaries and reiterated its demand for the formation of a special committee of independent directors to evaluate all strategic alternatives available to the Company.

▪
MMI Investments stated its belief that many of the largest shareholders are frustrated with the stagnation of the Company’s stock price and earnings and share its view that the most likely way for the Company to fully realize the intrinsic value of its assets is through a sale of the Company, in whole or in parts.

▪
MMI Investments called upon the Board to immediately take steps to repeal the Company’s outdated and authoritarian “dead hand” poison pill, which denied new directors the ability to remove or amend the poison pill.  While the “dead hand” features of the poison pill have since been repealed, the poison pill otherwise remains intact.

▪
MMI Investments questioned the seriousness of Chairman Mowell’s claim in the Company’s press release of September 30 that the Board values open dialogue and input from shareholders.  Since the issuance of this press release, neither Chairman Mowell nor any member of the Board or management had engaged in serious discussions with representatives of MMI Investments regarding its concerns with the Company.

•
On November 8, 2010, Chairman Mowell delivered a public letter to MMI Investments.  The letter acknowledged receipt of MMI Investments’ letter of November 2 and Chairman Mowell expressed his willingness to meet with representatives of MMI Investments.

•
On November 17, 2010, representatives of MMI Investments met with Chairman Mowell, Neil Mackay, Gary Shell and Board member John Bolton to discuss the Company’s strategy.  MMI Investments reiterated its view that the best course of action to maximize shareholder value was the formation by the Board of a special committee of independent directors to evaluate all strategic alternatives available to the Company.

•
On December 14, 2010, the Company filed an investor presentation with the SEC outlining a strategy for combining the Company’s four segments into two focus areas, providing five-year revenue and EBITDA growth targets and claiming that “selling now would deprive EMS shareholders of significant future value.”

•
On December 20, 2010, MMI Investments delivered a public letter to the Board. The letter reiterated MMI Investments’ belief that a sale of the Company would deliver substantially greater value to shareholders than its present stock price with considerably less risk than maintaining the status quo, particularly given the risk of a declining U.S. defense budget and the risk that the window of opportunity presented by the robust M&A market will not remain open forever.

•
On February 1, 2011, MMI Investments delivered a letter to the Company nominating Jerome J. Lande, Theodore E. Martin, Samme L. Thompson and Carroll R. Wetzel, Jr. for election to the Board at the Annual Meeting.

•
On February 18, 2011, the Company sent letters to the Nominees inviting them to meet with the Governance Committee of the Board.  MMI Investments subsequently delivered a letter to the Company stating that the Nominees would be happy to meet with the Governance Committee as part of a serious confidential settlement negotiation in order to avoid the expense and disruption of an election contest.  Subsequently, Gary Shell advised representatives of MMI Investments that the Board was unwilling to pursue settlement negotiations.

•
On March 28, 2011, MMI Investments filed with the SEC a definitive proxy statement with respect to its solicitation of proxies to elect the Nominees at the Annual Meeting.  MMI Investments also issued a letter to shareholders outlining the need for change at the Company and encouraging shareholders to hold the Board accountable for the Company’s poor performance by voting to elect the Nominees on the GOLD proxy card.

•
On April 19, 2011, the Company announced that the Board determined to initiate a formal process to explore strategic alternatives (the “Sale Process”).  The Company also announced the postponement of the Annual Meeting from May 12, 2011 until June 30, 2011.

•
On May 2, 2011, MMI Investments issued a letter to shareholders expressing its concerns regarding the postponement of the Annual Meeting and the substance and timing of the Board’s announcement of the Sale Process.  The letter also outlined procedures MMI Investments would like to see implemented in connection with the Sale Process in order to ensure the best possible result for shareholders.

•
Between April 12, 2011 and May 1, 2011, representatives of MMI Investments and the Company held a series of discussions concerning a framework for a potential settlement of the election contest.  MMI Investments and the Company were unable to reach a settlement that MMI Investments believed would give shareholders meaningful representation on the Board and ensure that oversight of the Sale Process would be conducted by members of the Board most qualified in the area of M&A.

REASONS FOR OUR SOLICITATION

We believe the Company has failed to create value for its shareholders.

We are one of the largest shareholders of the Company, owning an aggregate of 1,184,700 Shares, representing approximately 7.7% of the Shares outstanding.  Our goal is to maximize the value of the Shares for all shareholders.  We believe the current Board has failed to maximize value for shareholders and, despite the recent announcement that the Company has initiated a formal process to explore strategic alternatives (the “Sale Process”), we have little confidence that the Board will successfully address the following serious issues that face the Company:

•
We are concerned with the Board’s ability to effectively oversee the Sale Process in a manner that will yield the best possible result for shareholders given the Board’s weak track record in M&A and failure to capitalize on prior strategic opportunities to monetize the Company’s assets;

•
If the Sale Process is unsuccessful, we believe a return to the “stay-the-course” strategy previously advocated by the Board will do little to reverse the Company’s history of poor Share price and operating performance and will fail to address the Company’s small size and lack of scale;

•
We believe the Board’s lack of substantive business experience and failure to align its interests with the shareholders has contributed to the Board’s inability and lack of urgency to address the serious challenges facing the Company; and

•	We believe the Company’s poison pill serves no purpose other than to entrench the Board.

We believe shareholder value will continue to deteriorate unless each of our four highly qualified Nominees, whose qualifications, experience and skills are discussed in further detail below, are elected at the Annual Meeting.  If elected at the Annual Meeting, the Nominees, who would represent a minority of the Board, would seek to work with the other Board members to address the concerns outlined above and discussed in further detail below.  They will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to explore all strategic alternatives to enhance shareholder value, including, but not limited to, conducting the Sale Process in a manner that ensures the best possible result for shareholders.

FAILURE TO CAPITALIZE ON STRATEGIC OPPORTUNITIES TO MONETIZE THE COMPANY’S ASSETS

The Board has a history of failure to capitalize on strategic opportunities to monetize the Company’s assets and a weak track record in M&A.

As discussed in further detail below, we believe the Company faces significant challenges due to its small size and lack of scale relative to its competitors.  In our view, the most likely way for the Company to realize the intrinsic value of its assets is through a sale of the Company in whole or in parts.

Our research indicates that prior to the recent initiation of the Sale Process, there may have been inquiries from qualified strategic acquirers and financial sponsors made over several years regarding the potential sale of the Company or its segments, and that the Board and management failed to actively pursue these inquiries.

Instead of pursuing a sale that we believe would unlock shareholder value in the near-term, the Company spent over $130 million on acquisitions since 2008.  This acquisition strategy has had virtually no impact on the Company’s operating income, with operating income and adjusted EPS still lower in 2010 than they were in 2007.  This failure to pursue all strategic alternatives, including the potential sale of the Company in whole or parts, has harmed shareholders.

Now that the Company has initiated the Sale Process, we are concerned with the Board’s ability to effectively oversee the Sale Process in a manner that will yield the best possible result for shareholders.

On April 19, 2011, shortly after we commenced our solicitation to elect the Nominees, the Company announced that the Board determined to initiate the Sale Process and the postponement of the Annual Meeting from May 12, 2011 until June 30, 2011.  We question the substance and timing of the Board’s announcement of the Sale Process and why the postponement of the Annual Meeting was necessary, other than to avoid holding board elections.  It had been seven months since we first publicly demanded that the Company undertake a strategic alternatives review process in order to maximize shareholder value.  We question why it took the Board seven months and significant shareholder expense defending our election challenge over such issues (particularly given the repeated outreach to the Company by interested, qualified acquirers over many years as discussed above).

We would expect the Board to implement the following procedures in conducting the Sale Process in order to ensure the best possible result for shareholders:

•
Establishment of a special committee of the Board to oversee the daily/weekly progress on behalf of shareholders, such committee to exclude insiders and be comprised of those Board members most qualified in the area of M&A;

•
Preparation of a detailed confidential memorandum describing the Company’s businesses in depth, and providing the necessary information and tax analysis to allow buyers to bid for all or part of the Company;

•
Outreach to parties that have expressed interest in all or part of the Company as well as solicitation of prospective buyers that would make logical sense but have not yet contacted the Company or its advisors;

•	Preparation of a fully stocked physical or virtual data room to allow for complete due diligence by interested parties; and

•	Adherence to a timeframe designed to allow bidders ample time to review all relevant information and present a fully financed, non-contingent bid.

To our knowledge, the Board has not fully implemented these procedures.  In the absence of these procedures, and without further assurances from the Board that a well-run, broad and comprehensive process is being conducted, we have our doubts as to whether the Sale Process will ensure the best possible result for shareholders.

FAILURE TO IMPLEMENT AN EFFECTIVE STRATEGY THAT WILL REVERSE THE COMPANY’S POOR SHARE PRICE AND OPERATING PERFORMANCE AND ADDRESS THE COMPANY’S OTHER CHALLENGES

If the Sale Process is unsuccessful, we do not believe a return to the Company’s “stay-the-course” strategy will reverse the Company’s history of poor Share price and operating performance during the past ten years.

As of March 22, 2011, the Company’s cumulative total return has underperformed the cumulative total return of the Russell 2000® Index over an eighteen month, two year, three year, four year, five year and ten year time horizon. The underperformance of the Company’s Shares averaged a stunning -47.6% over those periods.

Period	Company Return	Russell 2000 Return	Company Underperformance
18-Month:	-3.1%	32.8%	-35.8%
2-Year:	14.6%	107.4%	-92.9%
3-Year:	-23.9%	23.9%	-47.7%
4-Year:	-0.9%	5.8%	-6.7%
5-Year:	9.0%	16.2%	-7.2%
10-Year:	18.7%	113.7%	-95.0%
Average:	2.4%	50.0%	-47.6%

The Company’s cumulative total return has also underperformed the S&P Aerospace & Defense Select Index over each of those periods.  The underperformance of the Company’s Shares vs. the S&P Aerospace & Defense Select Index averaged -76.7%.

Period	Company Return	S&P Aerospace & Defense Select Return	Company Underperformance
18-Month:	-3.1%	35.5%	-38.6%
2-Year:	14.6%	116.0%	-101.5%
3-Year:	-23.9%	20.0%	-43.9%
4-Year:	-0.9%	27.1%	-28.0%
5-Year:	9.0%	51.2%	-42.3%
10-Year:	18.7%	224.4%	-205.7%
Average:	2.4%	79.1%	-76.7%

Operating performance has also been poor.  We note that the Company has fallen short of its initial annual earnings guidance six times in the last ten years, missing the mid-point of its annual guidance by an average of 26.3% in those years.  Five times during this period, earnings fell short of the mid-point by more than 20%.  In addition, the Company is already lagging its five-year revenue growth targets (which we note management just released in December).  We believe the credibility of the Board’s pleas to “stay-the-course” would be highly suspect in light of the Company’s inability to accurately project future performance on a consistent basis.

We believe a “stay-the-course” strategy would fail to address the Company’s small size and lack of scale, which in our view are key contributors to the Company’s poor operating and Share price performance.

If the Sale Process is unsuccessful, we are extremely concerned that a return to the “stay-the-course” strategy previously advocated by the Board will do little to address the Company’s small size and scale, which we believe has contributed to the Company’s margin underperformance relative to its aerospace and defense industry peers.  We do not believe “staying-the-course” is justified by the extremely aggressive five-year revenue and EBITDA growth targets announced by management in December 2010.  In fact, the Company’s 2011 guidance targets growth well below these long-term goals and strongly suggests that the difference will not be made up in subsequent years.  Further, we believe the Company’s long-term growth goals are predicated upon the execution of initiatives we believe are unlikely to succeed, such as the creation of a Global Resource Management (“GRM”) sales effort and the Company’s attempt to extend beyond its role as a components/products supplier in the Aviation and Defense & Space segments, as disclosed in the Company’s Investor Presentation filed with the SEC on March 7, 2011 (the “Investor Presentation”).  We believe these initiatives require not only successful internal execution but also the cooperation of their intended markets (which in the case of GRM, may not even exist due to simpler, cheaper alternative location technologies).  We are also concerned that these efforts will not succeed due to competition in these markets from larger competitors (such as Lockheed Martin, Motorola and many others) who can devote more resources to fund research & development and larger sales forces.

We also believe management’s five-year growth projections contained in the Investor Presentation are subject to a number of significant execution risks including, among other things, lower than projected customer capital spending, declining U.S. Government Defense spending, exposure to general economic pressures (both domestic and foreign), unexpected difficulties with new product development, competition from larger and better capitalized companies and unexpected changes in government regulations that could be detrimental to the business.  In addition, we believe the growth targets projected by this strategy, including 2010-2014 compound annual growth targets of 13-17% for revenue and 15-20% for adjusted EBITDA as set forth in the Investor Presentation, are inconsistent with the Company’s historical growth, excluding acquisitions.

For these reasons, if the Sale Process is unsuccessful, we have serious concerns that a return to the “stay-the-course” strategy previously advocated by the Board will reverse the Company’s poor Share price and operating performance.

FAILURE OF THE BOARD TO ATTRACT QUALIFIED DIRECTORS AND TO ALIGN ITS INTERESTS WITH SHAREHOLDERS

We believe the Board’s lack of substantive business expertise and failure to align its interests with shareholders has attributed to its inability and lack of urgency to address the serious challenges facing the Company.

Half of the current Board spent their careers principally in government service or academia, both of which are worthwhile pursuits but neither of which engenders a level of business expertise required for the operation of a public aerospace and defense company.  Moreover, only one independent member of the Board spent a meaningful part of his career with a public aerospace and defense company.  As a result, we believe the current Board is ill-equipped to properly evaluate and address the serious challenges facing the Company, including oversight of the Sale Process.

We believe the Board’s ability to properly evaluate and address the serious challenges facing the Company is further compromised by the misalignment between the Board and the Company’s shareholders due to the Board’s minimal ownership of Shares held outright (i.e., Shares owned directly by the directors as opposed to Company-granted Shares issuable to the directors at a future date upon the exercise of stock options and represented by deferred share units).  Despite the Board’s seven-year average tenure, and Chairman Mowell’s own 28 year Board tenure (including ten as Chairman), as of March 1, 2011 the Board owned outright an aggregate of just 119,849 Shares, or less than 0.8% of the outstanding Shares.  In contrast, the MMI Group owns an aggregate of 1,184,700 Shares, or 7.7% of the outstanding Shares, representing approximately 10x more Shares than those owned outright by the incumbent directors.  Shareholders should consider the Board’s lack of significant actual ownership when

We believe the Company’s poison pill serves no purpose other than to entrench the Board.

The Company currently has in place a poison pill that we believe should immediately be repealed.  We note that the Board recently removed the “dead hand” features of the poison pill (which denied new directors the ability to remove or amend the poison pill) but only after we publicly called upon the Board to repeal the poison pill last November.  We believe the Board did not go far enough and the poison pill should be repealed in its entirety as soon as possible.

Our Nominees have the experience and qualifications necessary to generate value for shareholders.

Our Nominees possess the skill sets required to address the Company’s current needs:

Theodore E. Martin is the former CEO of Barnes Group Inc. (NYSE: B), a $1 billion manufacturer and distributor of componentry for aerospace and industrial markets, and currently serves as a member of the Board of Directors of Ingersoll-Rand plc (NYSE: IR), a global diversified manufacturing company, and C. R. Bard Corporation (NYSE: BCR), a leading multi-national medical products company.  With his years of experience as both the chief executive and the head of operations at Barnes Group Inc., Mr. Martin would bring to the Board critical insights into the operational requirements of a public company serving the aerospace market.  In addition, his service on the boards of a variety of other companies, including as a member of the audit committee of Ingersoll-Rand plc and of the audit and compensation committees of C. R. Bard Corporation, would make him a valued contributor to the Board.

Samme L. Thompson is a former Senior Vice President, Global Strategy and Corporate Business Development, of Motorola Corporation, a former Manager and Director, Corporate Strategy, of AT&T Information Systems and currently a member of the Board of Directors of American Tower Corporation (NYSE: AMT), a leading wireless and broadcast communications infrastructure company, and USA Mobility, Inc. (Nasdaq: USMO), a leading provider of reliable and affordable wireless communications solutions.  His over 30 years of experience in telecommunications and information technology corporate strategy, investment banking and global business development, combined with his public company board experience makes him well qualified to serve on the Board.

Carroll R. Wetzel, Jr. is the former Co-Head of the M&A Group of Chase Manhattan Bank and currently serves as a member of the Board of Directors of Exide Technologies (Nasdaq: XIDE), a leading manufacturer of batteries for transportation and industrial markets, and PHH Corporation (NYSE: PHH), a leading provider of mortgage and fleet management services.  He is the former Non-Executive Chairman of the Board of Safety Components International, Inc. (formerly Nasdaq: SAFY) and the former Vice Chairman and Lead Independent Director of Arch Wireless, Inc. (formerly Nasdaq: AWIN).  By virtue of his more than 20 years of experience in the investment banking and financial services industry and his service on several public company boards, Mr. Wetzel would bring to the Board significant expertise in capital markets and corporate finance.  Mr. Wetzel’s experience serving as a director of other public companies facing unique issues and challenges would allow him to provide valuable advice and guidance to the Board.

Jerome J. Lande is a partner of MCM Capital Management, LLC, the general partner of MMI Investments, L.P., a deep-value, small-cap investment fund where Mr. Lande is responsible for all areas of portfolio management.  MMI Investments is the third largest stockholder of the Company.  He is a former Corporate Development Officer of Key Components, Inc., a global diversified industrial manufacturer (formerly an SEC reporting company) that was acquired by Actuant Corporation (NYSE: ATU).  His investment experience and network of contacts across the wireless communications, aerospace & defense and auto-identification & asset tracking sectors will give him unique insight into the Company’s needs and challenges.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of ten directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our Nominees in opposition to four of the Company’s director nominees, Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard.  Your vote to elect our Nominees will have the legal effect of replacing four incumbent directors of the Company with our Nominees.  If elected, our Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance shareholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons For Our Solicitation.”  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

Theodore E. Martin (Age 71) is a retired President and Chief Executive Officer of Barnes Group Inc., a $1 billion manufacturer and distributor of componentry for aerospace and industrial markets, where he served in that capacity from 1995 to 1998 and as Group Vice President from 1990 to 1995.  Mr. Martin has served as a director of C. R. Bard Corporation, which is engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices, since October 2003 and is a member of its Audit Committee, Compensation Committee, Regulatory Compliance Committee and Science and Technology Committee.  He has served as a director of Ingersoll-Rand plc, a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and enhance industrial productivity and efficiency, since 1996 and is a member of its Audit Committee and Finance Committee. Mr. Martin served as a director of Unisys Corporation, a worldwide information technology company, from 1995 to April 2010.  He served as a director of Applied Biosystems Inc. (f/k/a Applera Corporation), a global leader in the development and marketing of instrument-based systems, consumables, software, and services for academic research, the life science industry, and commercial markets, from 1999 to 2008.  He held a variety of management positions with Allied-Signal (now Honeywell Corp.), the last as President of the Fram Canada manufacturing and distribution business, from 1981 to 1988.  Earlier in his career, he held a variety of management positions with General Electric Corporation, including its aircraft engine business, from 1977 to 1981.  Mr. Martin holds a B.A. from Syracuse University and an M.B.A. from the University of Hawaii.  Mr. Martin’s principal business address is 6566 Highcroft Drive, Naples, FL 34119.

Samme L. Thompson (Age 65) currently serves as the President of Telit Associates, Incorporated, a strategy consulting and financial advisory firm he founded in 1994, and reactivated in 2002, that focuses on telecom and information technology.  He has served as a director of USA Mobility, Inc., a leading provider of reliable and affordable wireless communications solutions to the healthcare, government, large enterprise and emergency response sectors, since November 2004.  He previously served as a director at Arch Wireless, Inc. from 2002 until its merger with Metrocall Holdings, Inc. to form USA Mobility, Inc. in 2004.  He has served as a director of American Tower Corporation, a leading wireless and broadcast communications infrastructure company, since August 2005.  He previously served as a director of SpectraSite, Inc. from June 2004 until its merger with American Tower Corporation in August 2005.  From 1999 to 2002, he worked in various capacities at Motorola Corporation, a provider of mobile technologies, products and services, including as Senior Vice President, Global Strategy and Corporate Business Development.  From 1987 to 1994, Mr. Thompson served as an investment banker with Kidder, Peabody & Co., Incorporated where he advised several global telecom and IT companies on strategic mergers, acquisitions and capital market transactions.  From 1983 to 1987, he served as Manager and Director, Corporate Strategy for AT&T Information Systems.  From 1978 to 1982, he served as a strategy consultant with McKinsey & Company.  He is also a member of the board of advisors for the Illinois Institute of Technology’s Knapp Entrepreneurship Center and a board member for The Partnership for a Connected Illinois, which is facilitating broadband investments and deployment throughout the State of Illinois.  Mr. Thompson holds an M.B.A. from the University of Pittsburgh’s Graduate Business School and a B.S. in Electrical Engineering from Prairie View A&M University.  Mr. Thompson’s principal business address is c/o Telit Associates, Incorporated, 1430 North Astor Street, Unit 12BC, Chicago, IL 60610.

Carroll R. Wetzel, Jr. (Age 68) is a retired investment banker.  He has served as a director of Exide Technologies, a global leader in stored electrical energy solutions, and one of the largest manufacturers and suppliers of lead-acid batteries for transportation and industrial applications in the world, since August 2005.  He has served as a director of PHH Corporation, a leading outsource provider of mortgage and fleet management services, since January 2010.  He served as a director of Brink’s Home Security Holdings, Inc., a provider of residential and commercial security alarm monitoring services, from October 2008 to May 2010 and as a director of The Brink’s Company, a provider of security services, from May 2008 to October 2008.  He served as a director of Laidlaw International, Inc., a transportation services company, from 2004 to October 2007.  From 2000 to 2005, he served as Non-Executive Chairman of the Board of Directors of Safety Components International, Inc., a supplier of automotive airbag fabric and cushions and technical fabrics.  From 2002 to 2003, he served as Vice Chairman and lead director of Arch Wireless, Inc.  From 1988 to 1996, he was with Chemical Bank/Chase Manhattan where he initially served as a Managing Director and Head of the M&A Group of Chemical Bank and then served as Co-Head of the M&A Group after Chemical Bank’s merger with Chase Manhattan.  From 1981 to 1988, he was with Smith Barney where he initially served as a Vice President and then served as a Managing Director in its M&A Group.  Mr. Wetzel is a member of the Board of Directors and head of the Finance Committee of the Henry L. Stimson Center, a Washington based non-profit, non-partisan think tank, concentrating on international issues.  Mr. Wetzel holds a Ph.D. in Political Science and an M.A. in International Affairs from George Washington University and a B.A. in History from Stanford University.  Mr. Wetzel’s principal business address is 1248 Greacen Point Road, Mamaroneck, NY 10543.

Jerome J. Lande (Age 35) has been a partner of MCM Capital Management, LLC since January 2006 and Executive Vice President since January 2005.  MCM is the general partner of MMI Investments, L.P., a small-cap deep value fund where Mr. Lande is responsible for all areas of portfolio management.  He served as a Vice President of MCM from February 2002 to January 2005 and as an Associate from January 1999 to February 2002.  He served as Corporate Development Officer of Key Components, Inc., a global diversified industrial manufacturer that was formerly an SEC reporting company, from January 1999 until its acquisition by Actuant Corporation in February 2004.  He served as an Associate with the asset management practice of D. E. Shaw & Co. from June 1998 to December 1998.  Mr. Lande holds a B.A. from Cornell University.  Mr. Lande’s business address is c/o MCM Capital Management, LLC, 1370 Avenue of the Americas, New York, NY 10019.

As of the date hereof, none of the Nominees directly own any Shares.  Each of the Nominees, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own an aggregate of 1,184,700 Shares owned directly by the other members of the group.  Each of the Nominees specifically disclaims beneficial ownership of such Shares that he does not directly own.  For information regarding purchases and sales during the past two years by the other members of the group of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

On February 1, 2011, MMI Investments entered into an Indemnification Agreement with each of the Nominees pursuant to which it agreed to indemnify each of the Nominees from and against claims arising from the solicitation of proxies from the Company’s shareholders in connection with the Annual Meeting and any related matters.

On February 1, 2011, MMI Investments entered into a letter agreement with each of Messrs. Martin, Thompson and Wetzel pursuant to which it agreed to, among other things, pay all costs related to this solicitation, pay each of Messrs. Martin, Thompson and Wetzel $50,000 in cash, and reimburse each of Messrs. Martin, Thompson and Wetzel for legal fees incurred by them in connection with the review of documents relating to their nomination in an amount not to exceed $5,000 each.  In the letter agreements, MMI Investments acknowledged that should any of Messrs. Martin, Thompson and Wetzel be elected to the Board, all of his activities and decisions as a director will be governed by applicable law and subject to his fiduciary duties to the shareholders of the Company and, as a result, there is, and can be, no agreement between him and MMI Investments which governs the decisions that he will make as a director of the Company.

On February 1, 2011, the members of the MMI Group entered into a Joint Filing Agreement pursuant to which they agreed to jointly file statements on Schedule 13D with respect to the securities of the Company.

If elected as a director of the Company, each of the Nominees would be an “independent director” within the meaning of applicable NASDAQ listing standards applicable to board composition and Section 301 of the Sarbanes-Oxley Act of 2002.

Other than as stated herein, there are no arrangements or understandings between the Nominees and any other member of the MMI Group or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.

We reserve the right to nominate additional persons, to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the MMI Group that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

THE COMPANY’S SAY ON PAY PROPOSAL

As discussed in further detail in the Company’s proxy statement, shareholders have the opportunity to vote, on an advisory basis, on the compensation of the Company’s named executive officers.  This is often referred to as a “say on pay,” and provides shareholders with the ability to cast a vote with respect to the Company’s 2010 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in the Company’s proxy statement through the following resolution:

“RESOLVED, that the shareholders approve the compensation of the named executive officers, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in [the Company’s proxy statement].”

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), this vote does not overrule any decisions by the Board, will not create or imply any change to or any additional fiduciary duties of the Board and will not restrict or limit the ability of shareholders generally to make proposals for inclusion in the Company’s proxy materials related to executive compensation.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY ON PAY PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

PROPOSAL NO. 3

THE COMPANY’S SAY WHEN ON PAY PROPOSAL

As discussed in further detail in the Company’s proxy statement, the Dodd-Frank Act provides shareholders with the opportunity to indicate, on an advisory basis, their preference as to the frequency of future “say on pay” votes, often referred to as a “say when on pay.”  For this proposal, shareholders can indicate whether they would prefer that the Company hold future advisory votes on executive compensation every one, two or three years.

As required by the Dodd-Frank Act, this vote does not overrule any decisions by the Board, will not create or imply any change to or any additional fiduciary duties of the Board and will not restrict or limit the ability of shareholders generally to make proposals for inclusion in the Company’s proxy materials related to executive compensation.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY WHEN ON PAY PROPOSAL AND INTEND TO VOTE OUR SHARES FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION TO BE HELD EVERY “ONE” YEAR.

PROPOSAL NO. 4

THE COMPANY’S PROPOSAL TO RATIFY SELECTION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2011.  We are submitting the selection of KPMG LLP for ratification of and approval by the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2011 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the current Board, FOR the candidates who have been nominated by the Company other than Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard, ABSTAIN on the Say on Pay Proposal (which will have no effect on the outcome of the vote on this proposal), for future advisory votes on executive compensation to be held every ONE year with respect to the Say When on Pay Proposal and FOR the ratification of the selection of KPMG LLP and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate ten candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect not only our four Nominees, but also the candidates who have been nominated by the Company other than Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard.  This gives shareholders who wish to vote for our four Nominees and such other persons the ability to do so.  Under applicable proxy rules we are required either to solicit proxies only for our four Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our four Nominees and for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our four Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM; DISCRETIONARY VOTING

In order to constitute a quorum with respect to each matter to be presented at the Annual Meeting, there must be present, in person or by proxy, a majority of the total votes entitled to be cast by record holders of the Shares. Votes to “withhold authority” for any director nominee and abstentions on any other business matter will be treated as present for purposes of determining a quorum.

On “routine” matters, including the ratification of the selection of KPMG LLP, Shares held by brokers, banks or nominees (i.e. in “street name”) may be voted by such brokers, banks or nominees if the beneficial owners of such Shares do not provide them with instructions on how to vote.  On “non-routine” matters, including the election of directors, the Say on Pay Proposal and the Say When on Pay Proposal, Shares held in “street name” may not be voted by such brokers, banks or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  According to the Company’s proxy statement, directors are elected by a plurality vote.  As a result, the ten director nominees receiving the highest number of FOR votes will be elected as directors.  If you abstain from voting on the proposal and a quorum is present, abstentions will have no effect on the outcome of the vote.

Vote required to approve the Say on Pay Proposal.  According to the Company’s proxy statement, with respect to the Say on Pay Proposal, in order to pass, the FOR votes cast at the Annual Meeting must exceed the AGAINST votes cast at the Annual Meeting.  If you abstain from voting on the proposal and a quorum is present, abstentions will have no effect on the outcome of the vote.

Vote required with respect to the Say When on Pay Proposal.  According to the Company’s proxy statement, with respect to the Say When on Pay Proposal, the particular frequency (every ONE, TWO, or THREE years) that receives the greatest number of votes will be considered the frequency selected by the shareholders.  If you abstain from voting on the proposal and a quorum is present, abstentions will have no effect on the outcome of the vote.

Vote required for the ratification of the selection of KPMG LLP.  According to the Company’s proxy statement, with respect to the ratification of the selection of KPMG LLP, in order to pass, the FOR votes cast at the Annual Meeting must exceed the AGAINST votes cast at the Annual Meeting.  If you abstain from voting on the proposal and a quorum is present, abstentions will have no effect on the outcome of the vote.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the MMI Group in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to the Company at 660 Engineering Drive, Norcross, Georgia 30092 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the MMI Group in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, MacKenzie Partners, Inc. may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the MMI Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

MMI Investments has entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  MMI Investments has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  MMI Investments will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners, Inc. will employ approximately 25 persons to solicit the Company’s shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by MMI Investments.  Costs of this solicitation of proxies are currently estimated to be approximately $600,000.  MMI Investments estimates that through the date hereof, its expenses in connection with this solicitation are approximately $300,000.  MMI Investments intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation of proxies.  MMI Investments does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Each member of the MMI Group is a participant in this solicitation.  The principal business of MMI Investments and MMI Plus is investing in publicly traded securities.  MCM is the sole general partner of MMI Investments and MMI Plus and its principal business is investing in publicly traded securities.  The principal occupation of Mr. Lifflander is serving as President of MCM.  The address of the principal office of each of MMI Investments, MMI Plus, MCM and Mr. Lifflander is 1370 Avenue of the Americas, New York, NY 10019.

As of the date hereof, MMI Investments owns directly 1,182,000 Shares.  As of the date hereof, MMI Plus owns directly 2,700 Shares.  MCM, as the sole general partner of MMI Investments and MMI Plus, may be deemed to beneficially own the 1,184,700 Shares directly owned in the aggregate by MMI Investments and MMI Plus.  MCM disclaims beneficial ownership of such Shares.  Mr. Lifflander, as the President of MCM, may be deemed to beneficially own the 1,184,700 Shares directly owned in the aggregate by MMI Investments and MMI Plus.  Mr. Lifflander disclaims beneficial ownership of such Shares.  None of the Nominees directly own any Shares.

As of the date hereof, the members of the MMI Group collectively own an aggregate of 1,184,700 Shares, constituting approximately 7.7% of the Shares outstanding.  Each member of the MMI Group, as a member of a “group” with the other members of the MMI Group, for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other members of the MMI Group.  Each member of the MMI Group specifically disclaims beneficial ownership of the Shares disclosed herein that he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the members of the MMI Group, see Schedule I.

The Shares owned collectively by the members of the MMI Group are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, we are unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Rule 14a-8 Proposals for the Company’s 2012 Proxy Statement

Pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”), a shareholder proposal submitted for inclusion in the Company’s proxy statement for the Company’s 2012 Annual Meeting of shareholders (the “2012 Annual Meeting”) must be received by __________.  However, pursuant to such rule, if the 2012 Annual Meeting is held on a date that is before __________ or after __________, then a shareholder proposal submitted for inclusion in the Company’s proxy statement for the 2012 Annual Meeting must be received by the Company a reasonable time before it begins to print and mail its proxy statement for the 2012 Annual Meeting.

Shareholder Proposals of Business

Under the Bylaws, a shareholder is eligible to submit a shareholder proposal of business (other than nominations of directors, the procedures for which are described below) at an annual meeting outside the processes of Rule 14a-8 if the shareholder is (1) of record on the date the shareholder gives notice of the proposal and at the time of the annual meeting, (2) entitled to vote at the annual meeting, and (3) complies with the notice procedures set forth in the Bylaws.  In addition, the proposal must be a proper matter for shareholder action under Georgia law and the shareholder must provide timely notice of the proposal in writing to the Secretary of the Company.  To be timely under the Bylaws, the Secretary must receive advance notice of a proposal for business at the 2012 Annual Meeting between __________ and __________, provided however, if and only if the 2012 Annual Meeting is not scheduled to be held between __________ and __________, such shareholder’s notice must be delivered to the Secretary by the later of the tenth day following the day on which the date of the 2012 Annual Meeting is publicly disclosed or the date that is ninety (90) days prior to the date of the 2012 Annual Meeting.  The advance notice of the proposal must contain certain information specified in the Bylaws, including information concerning the proposed business to be brought before the 2012 Annual Meeting and the shareholder proponent, and the shareholder must update and supplement that information (1) as of the record date for the 2012 Annual Meeting and (2) as of the date that is ten (10) business days prior to the 2012 Annual Meeting.  The foregoing description is only a summary of the requirements of the Bylaws.  Shareholders intending to submit a proposal of business at the 2012 Annual Meeting outside the processes of Rule 14a-8 must comply with the provisions specified in the Bylaws.

Shareholder Nominations of Directors

Shareholders may nominate directors for election without consideration by the Governance Committee of the Board by complying with the eligibility, advance notice and other provisions of the Bylaws.  Under the Bylaws, a shareholder is eligible to submit a shareholder nomination of directors at an annual meeting if the shareholder is (1) of record on the date the shareholder gives notice of the proposal and at the time of the annual meeting, (2) entitled to vote at the annual meeting, and (3) complies with the notice procedures set forth in the Bylaws.  The shareholder also must provide timely notice of the nomination in writing to the Secretary of the Company.  To be timely under the Bylaws, the Secretary must receive advance notice of a nomination for election of a director at the 2012 Annual Meeting between __________ and __________, provided however, if and only if the 2012 Annual Meeting is not scheduled to be held between __________ and __________, such shareholder’s notice must be delivered to the Secretary by the later of the tenth day following the day on which the date of the 2012 Annual Meeting is publicly disclosed or the date that is ninety (90) days prior to the date of the 2012 Annual Meeting.  The advance notice of the nomination must contain certain information specified in the Bylaws, including information concerning the nominee and the shareholder proponent, and the shareholder must update and supplement that information (1) as of the record date for the 2012 Annual Meeting and (2) as of the date that is ten (10) business days prior to the 2012 Annual Meeting.  The foregoing description is only a summary of the requirements of the Bylaws. Shareholders intending to submit a nomination at the 2012 Annual Meeting must comply with the provisions specified in the Bylaws.

The information set forth above regarding the procedures for submitting shareholder proposals and nominations for consideration at the 2012 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the MMI Group that such procedures are legal, valid or binding.

Incorporation by Reference

We have omitted from this Proxy Statement certain disclosure required by applicable law that is already included in the Company’s proxy statement relating to the Annual Meeting.  This disclosure includes, among other things, current biographical information on the Company’s directors, information concerning executive compensation, and other important information.  Although we do not have any knowledge indicating that any statement made by it herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of the Company.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

MMI INVESTMENTS, L.P.

___________, 2011

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

All transactions were made in the open market

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

MMI Investments, L.P.
Common Stock	2,000	15.53	03/09/10
Common Stock	10,000	16.01	03/11/10
Common Stock	20,000	15.97	03/12/10
Common Stock	20,000	15.81	03/15/10
Common Stock	20,000	16.13	03/16/10
Common Stock	20,000	16.09	03/17/10
Common Stock	10,000	16.05	03/18/10
Common Stock	20,000	16.08	03/19/10
Common Stock	4,300	16.29	03/22/10
Common Stock	9,400	16.30	03/23/10
Common Stock	20,000	16.19	03/24/10
Common Stock	70,000	16.40	03/25/10
Common Stock	40,000	16.60	03/26/10
Common Stock	30,000	16.67	03/29/10
Common Stock	121,200	16.43	03/30/10
Common Stock	25,000	16.58	03/31/10
Common Stock	62,100	16.61	04/01/10
Common Stock	20,000	16.91	04/05/10
Common Stock	20,000	16.98	04/06/10
Common Stock	20,000	17.03	04/09/10
Common Stock	14,000	17.08	04/12/10
Common Stock	20,000	17.10	04/13/10
Common Stock	50,000	17.20	04/15/10
Common Stock	55,000	17.09	04/19/10

I-1

Security	Securities Purchased	Price Per Share ($)	Date of Purchase

Common Stock	1,700	17.02	04/22/10
Common Stock	10,000	17.08	04/27/10
Common Stock	10,000	16.87	04/28/10
Common Stock	10,000	16.48	04/30/10
Common Stock	25,000	14.71	07/01/10
Common Stock	36,200	14.83	07/06/10
Common Stock	34,000	15.24	07/07/10
Common Stock	25,000	16.01	07/08/10
Common Stock	15,000	16.37	07/09/10
Common Stock	25,000	16.65	07/12/10
Common Stock	40,000	16.96	07/13/10
Common Stock	15,100	17.02	07/14/10
Common Stock	17,100	16.51	08/05/10
Common Stock	37,700	16.62	08/06/10
Common Stock	29,600	17.04	08/09/10
Common Stock	20,000	16.85	08/10/10
Common Stock	30,000	15.67	08/11/10
Common Stock	40,000	17.85	10/26/10
Common Stock	10,000	17.95	10/27/10
Common Stock	10,000	17.78	10/28/10
Common Stock	9,000	17.84	10/29/10
Common Stock	14,000	18.07	11/01/10
Common Stock	14,600	18.54	11/02/10

MMI PLUS, L.P.
Common Stock	1,150	18.57	12/06/10
Common Stock	1,550	18.51	12/08/10

I-2

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on March 23, 2011.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning shares of our common stock beneficially owned as of March 1, 2011, by our directors and nominees, and named executive officers, and as of December 31, 2010, by persons who beneficially own more than 5% of the common stock.  This information has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated, each person possessed sole voting and investment power with respect to the shares shown.  In addition to the shares shown in the following table, the non-employee directors also hold non-voting deferred share units, acquired in lieu of all or a portion of their cash compensation; such deferred share units are summarized in the subsequent table, and described further in footnote 1 to the Director Compensation Table.

Name	Amount of Beneficial Ownership		Approximate Percent of Class
Eagle Asset Management, Inc. 880 Carillon Parkway St. Petersburg, FL 33716	2,475,993	(1)	16.2%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,222,831	(2)	8.0%
MMI Investments, L.P and related entities and individuals 1370 Avenue of the Americas New York, NY 10019	1,184,700	(3)	7.7%
Dimensional Fund Advisors LP Palisades West, Building One, 6300 Bee Cave Road Austin, TX, 78746	866,162	(4)	5.7%
Richard A. Beyer	—		—
John R. Bolton	11,000	(5)	*
Hermann Buerger	56,226	(5)	*
Joseph D. Burns	3,000	(5)	*
Russell G. Chew	—		—
John R. Kreick	33,000	(5)	*
John B. Mowell	99,448	(5)	*
Thomas W. O’Connell	27,000	(5)	*
Bradford W. Parkinson	38,000	(5)	*
Norman E. Thagard	37,474	(5)	*
John L. Woodward, Jr.	45,662	(5)	*
Neilson A. Mackay	88,456	(5)	*
Gary B. Shell	41,413	(5)	*
Constandino Koutrouki	7,125	(5)	*
Stephen M. Newell	22,011	(5)	*
Timothy C. Reis	36,949	(5)	*
All directors and executive officers as a group (18 persons)	565,176	(5)	3.6%

*	Percentage of shares beneficially owned does not exceed 1%

II-1

(1)
Eagle Asset Management, Inc. beneficially owns 2,475,993 shares, all of which it has sole voting power and sole dispositive power with respect thereto.  Such information is based solely upon information as of December 31, 2010 as provided in a Schedule 13G/A filed with the SEC on January 26, 2011.

(2)
BlackRock, Inc. beneficially owns 1,222,831 shares, all of which it has sole voting power and sole dispositive power with respect thereto.  Such information is based solely upon information as of December 31, 2010 as provided in a Schedule 13G/A filed with the SEC on February 4, 2011.

(3)
MMI Investments, L.P. (“MMI Investments”) directly owns 1,182,000 shares, all of which it has sole voting power and sole dispositive power with respect thereto.  MMI Plus, L.P. (“MMI Plus”) directly owns 2,700 shares, all of which it has sole voting power and sole dispositive power with respect thereto.  MCM Capital Management, LLC (“MCM”) does not directly own any shares, but, by virtue of being the general partner of MMI Investments and MMI Plus, may be deemed to be the beneficial owner of the shares owned by MMI Investments and MMI Plus and to have sole power over the voting and disposition of such shares.  MCM disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.  None of Jerome J. Lande, Theodore E. Martin, Samme L. Thompson or Carroll R. Wetzel, Jr., each of whom MMI Investments has notified the Company it intends to nominate for election to the Company’s Board of Directors, or Clay Lifflander, the president of MCM (such individuals, together with MMI Investments, MMI Plus and MCM, the “MMI Reporting Persons”), directly owns any shares.  Each, as a member of a “group” with the other MMI Reporting Persons for the purposes of Section 13d-3 of the Securities Exchange Act of 1934, may be deemed to beneficially own the shares owned in the aggregate by the MMI Reporting Persons.  Each of Messrs. Lande, Martin, Thompson, Wetzel and Lifflander disclaims beneficial ownership of such shares, except that Mr. Lifflander does not disclaim beneficial ownership to the extent of his pecuniary interest in such shares.  Such information is based upon information as of February 1, 2011 as provided in a Schedule 13D/A filed with the SEC on February 3, 2011.

(4)
These shares are owned by various investment companies, commingled group trusts and separate accounts (collectively, the “DFA Funds”) for which Dimensional Fund Advisors LP (“DFA”) serves as investment adviser or manager.  In certain cases, subsidiaries of DFA may act as an adviser or sub-adviser to certain of the DFA Funds.  In its role as investment advisor, sub-adviser and/or manager, neither DFA nor its subsidiaries (collectively, “Dimensional”) possess voting and/or investment power over the shares of the Company that are owned by the DFA Funds.  However, Dimensional may be deemed to be the beneficial owner of the shares of the Company held by the DFA Funds.  Dimensional disclaims beneficial ownership of such shares.  Of the shares set forth above, Dimensional has no voting power with respect to 22,914 shares.  Such information is based solely upon information as of December 31, 2010 as provided in a Schedule 13G filed with the SEC on February 11, 2011.

(5)
Includes options that are currently exercisable or will be exercisable within 60 days in the amounts of 6,000 for Mr. Bolton, 44,000 for Mr. Buerger, 3,000 for Mr. Burns, 29,000 for Dr. Kreick, 32,000 for Mr. Mowell, 27,000 for Mr. O’Connell, 35,000 for Dr. Parkinson, 32,000 for Dr. Thagard, 44,000 for Mr. Woodward, 67,417 for Dr. Mackay, 32,750 for Mr. Shell, 29,492 for Mr. Reis, 9,442 for Mr. Newell, 6,000 for Mr. Koutrouki, and 411,293 for all directors and executive officers as a group. For Mr. Mowell, these totals also include 9,800 shares as to which he shares voting and investment power with a family member but disclaims beneficial ownership.

II-2

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give us your proxy FOR the election of our Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) proxy@mackenziepartners.com or CALL TOLL FREE (800) 322-2885

GOLD PROXY CARD

EMS TECHNOLOGIES, INC.

2011 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF MMI INVESTMENTS, L.P.

THE BOARD OF DIRECTORS OF EMS TECHNOLOGIES, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Clay B. Lifflander and Jerome J. Lande, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of EMS Technologies, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Shareholders of the Company scheduled to be held at __:00 a.m. local Atlanta time on June 30, 2011, at the Company’s headquarters at 660 Engineering Drive, Norcross, Georgia 30092 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to MMI Investments, L.P. (“MMI Investments”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 4, “ABSTAIN” ON PROPOSAL 2 (WHICH WILL HAVE NO EFFECT ON THE OUTCOME OF THE VOTE ON THIS PROPOSAL) AND EVERY “1 YR” FOR PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

MMI Investments’ Proxy Statement and this GOLD proxy card are available at:
www.viewourmaterial.com/MMI-EMS

THERE ARE THREE WAYS TO VOTE: BY INTERNET, TELEPHONE OR MAIL

Internet and telephone voting is available 24 hours a day, 7 days a week through
11:59 PM Eastern Time the day prior to the annual meeting date.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET	TELEPHONE	MAIL
www.cesvote.com	1-888-693-8683
• Go to the website listed above. • Have your GOLD PROXY CARD ready. • Follow the simple instructions that appear on your computer screen.	• Use any touch-tone telephone. • Have your GOLD PROXY CARD ready. • Follow the simple recorded instructions.	• Mark, sign and date your GOLD PROXY CARD. • Detach your GOLD PROXY CARD. • Return your GOLD PROXY CARD in the postage-paid envelope provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Postage-Paid Envelope

(continued from other side)

DETACH PROXY CARD HERE TO VOTE BY MAIL

MMI INVESTMENTS RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1.  MMI INVESTMENTS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1.	MMI INVESTMENTS’ PROPOSAL TO ELECT DIRECTORS:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees:	1. Jerome J. Lande 2. Theodore E. Martin 3. Samme L. Thompson 4. Carroll R. Wetzel, Jr.	[ ]	[ ]	[ ]

We intend to use this Proxy to vote (i) “FOR” Messrs. Lande, Martin, Thompson and Wetzel and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors other than Hermann Buerger, John B. Mowell, Bradford W. Parkinson and Norman E. Thagard for whom we are NOT seeking authority to vote for and WILL NOT exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

________________________________________________________________________

2.	THE COMPANY’S ADVISORY VOTE ON EXECUTIVE COMPENSATION, OFTEN REFERRED TO AS “SAY ON PAY”:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

		1 YR	2 YRS	3 YRS	ABSTAIN
3.	THE COMPANY’S ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON COMPENSATION, OFTEN REFERRED TO AS A “SAY WHEN ON PAY”:	[ ]	[ ]	[ ]	[ ]

		FOR	AGAINST	ABSTAIN
4.	THE COMPANY’S PROPOSAL TO RATIFY THE SELECTION OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2011:	[ ]	[ ]	[ ]

DATED:  ________________________, 2011

____________________________________
Signature

____________________________________
Signature (if held jointly)

____________________________________
Title

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.